# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elicio Therapeutics, Inc, CIK 0001601485
CUSIP: 28657F103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 451 D Street, 5th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-009441
Filed by CIK 0001325083

## Reporting persons
- Knoll Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,211,957; sole dispositive power 0; shared dispositive power 1,211,957; aggregate amount beneficially owned 1,211,957 (5.3% of the class)
  Comment: LLC
- Fred Knoll: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,211,957; sole dispositive power 0; shared dispositive power 1,211,957; aggregate amount beneficially owned 1,211,957 (5.3% of the class)
- Gakasa Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,211,957; sole dispositive power 0; shared dispositive power 1,211,957; aggregate amount beneficially owned 1,211,957 (5.3% of the class)
  Comment: Gakasa Holdings, LLC beneficially owns 1,211,957 shares of the Issuer's Common Stock. Knoll Capital Management has trading authority for Gakasa, and Fred Knoll is the President of Knoll Capital Management, LLC.

## Item 1. Issuer
Name of issuer: Elicio Therapeutics, Inc
Address of issuer's principal executive offices: 451 D Street, 5th Floor Boston, MA, 02210

## Item 2. Person Filing
Name of person filing: Knoll Capital Management, LLC. Fred Knoll. Gakasa Holdings LLC.
Address of principal business office or, if none, residence: 201 S. Biscayne Blvd suite 800, Miami, FL 33131
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,211,957
Percent of class: 5.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,211,957
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,211,957

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Knoll Capital Management, LLC: Fred Knoll, President (07/07/2026)
- Fred Knoll: Fred Knoll, Fred Knoll (07/07/2026)
- Gakasa Holdings, LLC: Fred Knoll, By, Knoll Capital Management LLC, President (07/07/2026)